

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 20, 2009

David A. Rapaport, Esq.
General Counsel
333 Sandy Springs Circle, Suite 223
Atlanta, GA 30328

> **Re: Middle Kingdom Alliance Corp.**
> **Annual Report on Form 10-K**
> **Response letter dated April 1, 2009**
> **File No. 000-52358**

Dear Mr. Rapaport:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   When you file a response to this letter, please ensure that your response includes the written acknowledgements at the end of this letter.

Item 9A(T). Controls and Procedures, page 25

Management's Annual Report on Internal Control Over Financial Reporting, page 25

2.   Given the last sentence of your response to prior comment 1, the changes you intend to make imply that management's conclusions regarding the effectiveness of your disclosure controls and procedures, rather than internal controls over financial reporting, were based on consideration of the cited criteria. This appears inconsistent with the first paragraph of your response to prior comment 1 and the requirements of Item 308T(a)(2) of Regulation S-K. Please reconcile.

* * * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Ralph V. De Martino, Esq.—Cozen O'Connor
              Cavas Pavri, Esq.—Cozen O'Connor